April 21, 2006


By facsimile to (727) 368-4448 and U.S. Mail


Mr. Michael B. Cranfill
Chairman and President
Shimoda Marketing, Inc.
116 West McLeroy Boulevard
Saginaw, TX 76179

Re:	Shimoda Marketing, Inc.
	Registration Statement on Form SB-2
	Filed March 29, 2006
File No. 333-132791

Dear Mr. Cranfill:

	We reviewed the filing and have the comments below.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Prospectus` Outside Front Cover Page

1. Disclose that selling securityholders who are affiliates of Shimoda Marketing, Inc. or SMI may sell their shares at $1.00 per share during the duration of the offering and that securityholders who are not affiliates of SMI may sell their shares at $1.00 until SMI`s securities become quoted on a securities exchange and after that at market prices or in negotiated private transactions. We note the disclosure in the selling securityholders section.

2. Disclose that directors and officers will sell shares in the secondary offering.

Prospectus Summary, page 1

3. Disclose in the "Our Business" paragraph that SMI "believes" that it is ready to expand on a national scale.

4. Explain in plain language what "a turnkey operation" is and what you mean by "vertically integrated."

5. Ensure that the summary information about SMI and its business is balanced by expanding the narrative presentation under "Our
Business"
to disclose that:

* SMI intends to raise capital to implement its expansion strategy during the next 12 months.

* SMI estimates the implementation of its expansion strategy will take 12 months once SMI is able to secure funding.

We note the disclosures in MD&A.

6. Refer to the second sentence under "Number of Shares
Outstanding
After the Offering." The phrase "if no shares are sold in the secondary offering" is inaccurate. Since the shares being offered in the secondary offering are issued and outstanding, those shares remain issued and outstanding whether or not sold in the secondary offering. Please revise.

Risk Factors, page 2

7. Provide disclosure on the risks of not having any independent directors on your audit committee and having inside directors set officer compensation.

8. Include in each risk factor`s discussion information necessary to assess the risk, including its magnitude. For example:

* The first risk factor states that SMI must raise additional capital to expand its operations. Specify the amount of capital that SMI must raise to implement its expansion strategy. Make clear that SMI intends to raise capital to implement its expansion strategy during the next 12 months and that SMI estimates the implementation of its expansion strategy will take 12 months once SMI is able to secure funding.

* The second risk factor states that SMI may be unsuccessful in increasing its client base. Disclose that one client represents 100%
of SMI`s revenue in the first quarter of 2006 and will represent
62.%
of SMI`s revenues for the remaining three quarters of 2006.

* The third risk factor states that SMI has experienced profits and losses during its 19 years of operations. Quantify SMI`s net income for the periods presented in the financial statements.

* The fifth risk factor states that SMI`s experience to date has shown the difficulty of penetrating the automotive equipment repair industry for market share. It appears that SMI has been largely unsuccessfully in penetrating the industry for market share. Please revise.

* The fourteenth risk factor states that the price at which SMI can sell its automotive equipment repair products can be volatile. It appears that SMI has no automotive equipment repair products to sell as of the date of the prospectus. Please revise.

* The seventeenth risk factor states that the penny stock rules could restrict the ability of broker-dealers to sell SMI`s shares of common stock. Make it clear at the outset of this risk factor`s discussion that SMI is a penny stock issuer and that trading in SMI`s common stock will be subject to the penny stock rules.

9. Some risk factors include language like "There is no assurance,"
"there is no assurance," "We can provide no assurances," "we can provide no assurance," "there is no guarantee," and "Cash distributions are not assured." Refer to the fourth, fifth, eighth, thirteenth, fifteenth, and sixteenth risk factors. Since the risk is the situation described and not SMI`s inability to assure or guarantee, please revise.


Use of Proceeds, page 6

10. Disclosure states that "Potential strategic alliances and joint ventures have been determined to be those in the manufacturing and distribution industries." Clarify whether SMI has any plans, agreements, or commitments for strategic alliances and joint ventures. Clarify whether SMI is engaged in any negotiations for strategic alliances and joint ventures.

Dilution, page 9

11. It appears that your calculations of net tangible book value after the offering do not take into account estimated offering costs.
Please revise your calculations since these costs will reduce post-offering net tangible book value.

12. Disclosure states that there will be an immediate decrease to new investors of $0.78 per share if 600,000 shares are sold in the primary offering. Thus, the statement "For our company there would be no dilution to new shareholders, only an immediate increase in the value per share as shown in table 3.0" is inaccurate. Please revise.

13. Revise table 3.0 to show for each "Amount of Shares Sold" row:

* The net tangible book value per share before and after the distribution.

* The amount of the increase in the net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered. See subparagraphs (1) and (2) of Item 506(b) of Regulation S-B.

14. Revise table 4.0 to show for each "Amount of Securities Sold" row the price paid by new shareholders.

Selling Security Holders, page 11

15. Describe briefly how each selling securityholder acquired the securities being offered for resale.

16. Consider adding disclosure that the term selling securityholders includes the selling securityholders and their transferees, pledgees, donees, or their successors. We note the disclosure under "Resale Offering" in the plan of distribution section.

17. Disclose that SMI will file a prospectus supplement to name successors to any named selling securityholders who are able to use the prospectus to resell the securities.

18. Confirm that none of the selling securityholders is a broker-dealer or a broker-dealer`s affiliate.

Plan of Distribution, page 15

19. Tell us whether directors and officers may purchase shares in the offering.

20. Disclose whether Mr. Michael B. Cranfill and any other persons offering the securities on your behalf will rely on the safe harbor from broker-dealer registration in Rule 3a4-1 under the Exchange Act.
If applicable, provide an analysis of your basis for reliance on the safe harbor.

21. Since it does not appear that Mr. Michael B. Cranfill will register as a broker-dealer under section 15 of the Exchange Act, disclose whether you will register as broker-dealer or issuer-dealer under the state laws of all states where you are offering shares and whether the registration is required.

22. Disclose more detail on the manner in which the securities will be offered. For example, clarify whether Mr. Michael B. Cranfill will solicit investors through direct mailings, exclusively through personal contact, or investment meetings.

Description of Business, page 18

23. Revise this section to describe better the current state of SMI`s operations. As drafted, the discussion contains statements that suggest that SMI has implemented its expansion strategy. However, disclosures in MD&A indicate that:

* SMI`s plan of operation for the next 12 months is to raise capital to implement its expansion strategy.

* SMI estimates the implementation of its expansion strategy will take 12 months once SMI is able to secure funding.

24. Disclosure states that SMI provides consulting services in areas of sales, marketing, distribution, and equipment servicing within the automotive equipment repair industry. Expand the disclosure to discuss in sufficient detail the nature and scope of SMI`s consulting services in each of the four areas.

25. We note the disclosure that one customer represents 100% of SMI`s business for the first quarter of 2006. We note also the disclosure in the management section that Mr. Michael B. Cranfill was extended an opportunity to continue to manage global distribution channels and national accounts for his former employer, Forward Manufacturing Company. Clarify whether the customer representing 100% of SMI`s business for the first quarter of 2006 is Mr. Cranfill`s former employer, Forward Manufacturing Company. If not, identify the customer. Comply also with this comment at "Dependence on Limited Customers."

26. Disclosure states that SMI has developed a "turnkey" service for automotive equipment repair within the past three years and is ready to expand on a national scale. What does SMI mean by a "turnkey" operation that will be vertically integrated from manufacturing to sales/delivery in the context of consulting services? Explain how SMI will "provide only certified and insured installers" in the context of consulting services. Explain how SMI will offer an inspection and preventive maintenance program in the context of consulting services. Alternatively, if SMI`s expansion will occur outside the context of consulting services, what does SMI mean by a
"turnkey" operation vertically integrated from manufacturing to sales/delivery? Will SMI manufacture, sell, deliver, install, and service products itself? Please revise.

27. Disclosure states that SMI plans on concentrating on vehicle hoists during the initial expansion of its operations. Specify when
SMI intends to begin its initial expansion of operations and the period of time required to execute its initial expansion.

28. Disclosure under "Our Competition" states that "Each of these companies utilize in-house service companies, greatly limiting their ability to counteract a national player emerging in the industry with over 400 independent service centers that will cooperate with SMI for exclusive national arrangements." Absent additional disclosure, there appears to be no reasonable basis for the statement. Please revise or advise.

29. Disclosure states that if SMI expands its operation, the next step would be to have second tier operations. Disclosure states also that a third tier would include collision industry frame machines and paint booths. Make it clear that SMI does not have the resources to implement the described expansion and may never have the resources to do so.

30. Disclosure states that SMI will have a dependence on two specific suppliers. Identify the suppliers, and indicate whether SMI has agreements with the two suppliers. If SMI has agreements with the two suppliers, file the agreements as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-B.

31. The statement that SMI does not see a critical dependence on any supplier that could adversely affect its operations appears inconsistent with the statement that SMI will have a dependence on two specific suppliers. Please reconcile the disclosures.

32. Disclosure states that SMI has a consulting contract with one individual who provides a variety of administrative services to SMI.
Clarify whether the consulting contract is with Ms. Barbara
Cranfill.

33. Disclosure states that SMI paid Chrysalis Resource Management
Incorporated $28,000 for the year ending December 31, 2008. We assume that the year is 2004 and not 2008. Please revise.

34. Disclosure here and in the certain relationships and related transactions section states that SMI`s transactions with an affiliated company are considered "arms length." It is our view that a transaction with an affiliate cannot be arm`s length. Please revise or advise.

Certain Relationships and Related Transactions, page 23

35. Identify the affiliated company of which Ms. Barbara Cranfill is an employee that provides administrative support to SMI.

Management`s Discussion and Analysis of Financial Condition
Our Business, page 23

36. Disclosure states that SMI`s website is operational. Tell us the name of SMI`s website.

37. Disclosure states that SMI will use a portion of the offering`s proceeds to redevelop its website. Specify the amount of proceeds required for redevelopment of the website.

How long can we satisfy our cash requirements and will we need to raise additional funds in the next twelve months?, page 24

38. We note your cash balance at December 31, 2005 was $5,300. We also note your statement that your current monthly cash burn rate is approximately $13,500. Based on this information, it appears that you may have increased your borrowings from your founder and President, Mr. Michael B. Cranfill, since December 31, 2005. Please disclose your cash and shareholder loan balances as of the most recent practicable date and explain changes from the balances in your financial statements. Also, please provide investors with additional insight into the types of costs that comprise your expected monthly usage of cash, particularly if you expect these expenses to differ from your historical financial statements.

Summary of product research and development, page 24

39. Disclosure states that SMI is not and does not anticipate to be conducting any research and development activities other than the development of its proposed website and looking into a possible new industry to target for offering its services. This disclosure appears inconsistent with disclosure in the twelfth risk factor that
SMI expects its business to consist solely of automotive repair equipment. Please reconcile the disclosures.

Marketing Plan and Sales Strategies, pages 24 and 25

40. Disclosures state that:

* A company brochure detailing SMI`s "turnkey" offerings and detailing its national service network will be completed fourth quarter 2006.

* SMI plans to create a flexible Power Point presentation.

* SMI expects to create a capability brochure featuring its services and products.

* SMI plans to implement a campaign to obtain media coverage.

Specify the known or estimated cost for each item specified above. For the last three items, specify the known or estimated schedule for their completion.

Any expected purchase or sale of plant and significant equipment, page 25

41. Disclosure states that SMI will purchase for inventory vehicle hoists and ancillary equipment. Specify the known or estimated cost of the inventory.

Results of Operations for the Period Ended December 31, 2005, page
26

42. Provide disclosure of the amounts of cost of goods sold and operating expenses, the change from the previous year, and the reasons for the changes.

43. Disclosure states that SMI was awarded account management of a key account base. State the principal provisions of the account management award, including its scope, fee, and term. File the account management agreement or contract as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

44. Disclosure states that "SMI was extended the management of sales,
marketing and customer service support to SMI beginning in July
2006
for a new product line." Elaborate on the meaning of this statement.
Describe the principal provisions of the management arrangement, including its scope, fee, and term. File the management agreement or contract as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

45. The statement "SMI has received additional with a major frame repair company as well as national account management to manage national distribution networks" appears incomplete. Please revise.

46. We assume that the statement "the first quarter increase in business for SMI is already showing the financial benefits" refers to the first quarter of 2006. If true, so indicate. Further, include interim financial statements for the first quarter of 2006 in an amendment to the registration statement.

47. We note your discussion of the relationship between your founder and President, Mr. Michael B. Cranfill, and Forward Manufacturing
Company.  We have these comments:

* It is unclear to us that Forward Manufacturing Company is publicly held. Please advise or revise.

* Please revise to specify the periods during which Mr. Cranfill was or is a paid employee of Forward Manufacturing Company. If Mr. Cranfill is no longer an employee of Forward Manufacturing Company, please specify his date of resignation. Also revise your discussion of Mr. Cranfill under "Background of Executive Officers and Directors" to clarify these matters.

* We read that Mr. Cranfill was required to restrict his activities with your company for a period of two years to avoid any possible conflict of interest. Please revise to clarify when that two year period occurred, and describe any transactions that occurred between you and Forward Manufacturing Company during this period. It is unclear to us how this explains a decrease in your revenues during 2005 and an expected increase in your revenues during 2006, as this would appear to be a one year decrease. It is also unclear to us how your company could operate during Mr. Cranfill`s two year tenure as
Forward Manufacturing Company`s President, since he is your sole employee. Please revise to clarify these matters.

* We assume from your disclosures that Mr. Cranfill is no longer an employee of Forward Manufacturing Company. If our assumption is correct, please revise your disclosure to better explain the terms of any written agreements that you have with Forward Manufacturing Company regarding the key account management and management of a new product line that you currently discuss. If you do not have written contracts with Forward Management Company, please better explain why you expect to continue to generate revenues based on your relationship with Forward, or clarify that you have no basis on which to expect to generate these revenues.

* Please tell us whether you have written contracts for the additional business discussed in the last sentence of your 2005 results of operations analysis. Revise your disclosure to clarify this matter and to provide more detail about this additional business.

Liquidity and Capital Resources, page 27

48. Absent additional disclosure, the meaning of the statement
"while
the expansion of its business into additional lines provided the benefits of diversification and support" is unclear. Please revise.

49. Absent additional disclosure, the meaning of the statement that the board and management believe SMI`s "growth into related supporting additional services and revenue streams have strengthened and diversified the Company" is unclear. Please revise.

Directors and Executive Officers, page 28

50. Revise footnote (1) to make clear that Dover Corporation, not Forward Manufacturing Company, is a New York Stock Exchange reporting company.

51. Since SMI will not be a reporting company until the registration statement is effective, please revise footnotes (2) through (5) to make that clear.

Background of Executive Officers and Directors, page 28

52. In the biographical paragraph of Mr. Michael B. Cranfill, present the statement "It is his skills that have made the company known as the quality provider in automotive repair equipment" as a belief rather than an indisputable fact. Further, provide support for the belief.

Disclosure Controls and Procedures, page 30

53. Please delete this section because it does not comply with the requirements of the Commission`s rules and regulations on the subject. See Item 307 of Regulation S-B.

Internal Control Over Financial Reporting, page 30

54. Please delete this section because it does not comply with the requirements of the Commission`s rules and regulations on the subject. See Item 308 of Regulation S-B.

Executive Compensation, page 30

55. Footnote (2) states that there is a written agreement with Ms. Barbara Cranfill for compensation in 2006. File the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-B.

56. Footnote (3) states that there is no employment contract with Pamela J. Thomas. Since there is no person by the name of Pamela
J.
Thomas included in the table, please revise.

57. Disclosures next to the names of Messrs. Mark Brann and A.
Craig
Kerr in the table state that there are footnotes (4) and (5). We are unable to locate the footnotes. Please revise.

Description of Securities, page 34

58. Delete in this section`s first paragraph the qualification of the description to documents and law outside of the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or contemplated by the form.

Statements of Changes in Stockholders` Equity

59. Please revise your Statements of Changes in Stockholders` Equity for the years ended December 31, 2004 and 2005 to retroactively reflect the September 2005 stock split and the September 2004 recapitalization. Be advised that all share and per share disclosures throughout the filing should be retroactively restated for these transactions, including the per share disclosures in Note G
(2005) and Note F (2004). Refer to SAB Topic 4C and paragraph 54 of
SFAS 128. In addition, please ensure that the balances of common stock and paid in capital are properly restated based on the current par value and shares outstanding in these statements and on each balance sheet.

Note B - Significant Accounting Policies - Revenue Recognition

60. Based on the disclosures throughout your filing, it remains unclear to us how you generate revenues and when you recognize revenues. For example, we note you attribute certain revenues to "lease equipment sales" and cost of goods sold to "lease equipment costs." Please fully address these comments:

* Please clarify whether or not you engage in the leasing business, including whether you own or lease any equipment that is leased to customers. Please also revise your description of business to better describe your business.

* Disclose and explain the types of costs that you include in cost of goods sold.

* We note your statement under "Description of Business - Distribution Methods of the Services" that equipment is drop-shipped directly from manufacturers to your customers. Please clarify the material terms of the contracts between you, your customers and the manufactures, including what consideration you have given to the guidance in EITF 99-19 regarding the presentation of sales on a gross or net basis.

* Please revise your accounting policy to more specifically
address
each way you generate revenues and each methodology you use to recognize that revenue. In this regard, you should separately address, if applicable, the sale of goods, consulting services, leasing revenues, and other income. You should also address whether you have any multiple deliverable arrangements.  Refer to Question
1
of SAB Topic 13B.

* Provide the disclosures required by paragraph 39 of SFAS 131.

Note D - Related Party Transactions

61. We note from your "Description of Business - Principal Products or Services and Their Markets" that your business appears to be primarily based on providing three types of vehicle hoists to your customers. We also note that the pictures you have provided of these vehicle hoists show that each hoist has the Forward logo on it. Please tell us if Forward is Forward Manufacturing Company. If so, given the relationship between your President and Forward as described under "Background of Executive Officers and Directors" and in your "Results of Operations for the Period Ended December 31, 2005," it appears that the relationship between you and Forward should be disclosed in accordance with SFAS 57. The disclosure should clarify how you have accounted for any transactions between Forward and yourself. Also consider if additional disclosures are needed based on the relationship between Forward and your other Directors.

Note F - Prior Period Adjustment

62. We note your disclosure here and in your "Statement of Changes in
Stockholders` Equity." If the error relates to 2004 you should restate your 2004 financial statements rather than reflecting the error as a prior period adjustment in your 2005 financial statements.
If the error relates to a period prior to 2004, you should restate your 2004 financial statements to reflect the error as a prior period adjustment in that period rather than in your 2005 financial statements. Refer to APB 20 and APB 9.

Offering Costs

63. We note your discussion of registration and offering costs in
Item 25. Based on the nature of your offering, please confirm to us that you intend to expense these costs as incurred.

Undertakings, page II-4

64. Provide the undertaking required by Item 512(a)(4) of Regulation
S-B.

Exhibit Index

65. Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T.
This exhibit index and Item 27 are not synonymous.

Exhibit 5

66. Revise the first paragraph to indicate that 600,000 shares of common stock are being offered by SMI in a primary offering and that
1,670,000 shares of common stock are being offered by selling securityholders in a secondary offering.


Closing

	File an amendment to the SB-2 and in response to the comments.
To expedite our review, SMI may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If SMI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SMI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SMI requests acceleration of the registration statement`s effectiveness, SMI should furnish a letter at the time of the request acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SMI from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SMI may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that SMI provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jennifer
K.
Thompson, Staff Accountant, at (202) 551-3737 or Anne M.
McConnell,
Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,




Jennifer R. Hardy
					    Legal Branch Chief

cc:	Ms. Barbara S. Cranfill
	Agent for Service, Shimoda Marketing, Inc.
	5113 Central Avenue
	St. Petersburg, FL 33707

	Diane J. Harrison, Esq.
	6860 Gulfport Boulevard South, No. 162
	South Pasadena, FL 33707



Mr. Michael B. Cranfill
April 21, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE